Filed Pursuant to Rule 424(b)(7)
Registration No. 333-213866

Prospectus Supplement No. 1

44,786,050 Shares of Common Stock

This prospectus supplement supplements information contained in the prospectus dated October 21, 2016 filed as part of the Registration Statement on Form S-3 filed by CytoDyn Inc. on September 29, 2016, as Amended by Amendment No. 1 on October 19, 2016 and Post-Effective Amendment No. 1 on November 20, 2018, covering the resale of shares of our common stock by the selling stockholders as described therein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement is incorporated by reference into the prospectus and should be read in conjunction with the prospectus.

Our common stock is quoted on the OTCQB of OTC Markets Group, Inc. under the symbol “CYDY.” On September 11, 2020, the closing price of our common stock was $3.91 per share.

Investing in our securities involves risk. You should carefully consider the risks that we have described under the section captioned “Risk Factors” in the prospectus on page 6 before buying our Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 14, 2020

SELLING STOCKHOLDERS

The following information is provided to update the selling stockholder table in the prospectus dated October 21, 2016 to reflect the transfer of shares from selling shareholders previously named in the prospectus, to a new selling stockholder, as follows:

•

Two warrants to purchase a total of 666,666 shares of our common stock were transferred from selling stockholder Charterhouse Capital Corporation to the N Mahboubian & J Chitayat TTEE Chitayat-Mahboubian Family Trust U/A DTD 08/10/2009; and

•

One warrant to purchase 33,333 shares of our common stock was transferred from selling stockholder The Chitayat Family Gift Trust dated 12/19/2003 to the N Mahboubian & J Chitayat TTEE Chitayat-Mahboubian Family Trust U/A DTD 08/10/2009.

No other changes or amendments to the selling stockholder table as set forth in the prospectus dated October 21, 2016 are being made hereby, and the aggregate number of securities registered under the prospectus remains the same.

The table below sets forth, for each selling stockholder, the name, the number of shares of our common stock beneficially owned following this transfer, the maximum number of shares of common stock that may be offered for the selling stockholder’s account and the number of shares of common stock that would be beneficially owned after completion of the offering. The total number of common shares sold under this prospectus may be adjusted to reflect adjustments due to stock dividends, stock distributions, splits, combinations or recapitalizations with regard to the common stock and warrants. Unless otherwise stated below in the footnotes, to our knowledge, no selling stockholder, nor any affiliate of such stockholder: (i) has held any position or office with us during the three years prior to the date of this prospectus; or (ii) is a broker-dealer, or an affiliate of a broker-dealer.

The selling stockholders may exercise their warrants at any time in their sole discretion. The footnotes provide information about persons who have voting and dispositive power with respect to shares held by the selling stockholders.

The following table is based on information provided to us by the selling stockholders and is as of September 10, 2020. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell unless indicated otherwise in the footnotes below shares of our common stock otherwise than pursuant to this prospectus. The tables below assume that each selling stockholder sells all of the shares offered by it in offerings pursuant to this prospectus, and does not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

Name of Selling Stockholder	Shares Beneficially Owned Pre-Offering(1)	% Owned Pre-Offering(2)	Common Stock Offered in this Offering		Number of Shares Post-Offering	% of Shares Post-Offering(2)
Charterhouse Capital Corporation	0	*	0		0	*
The Chitayat Family Gift Trust dated 12/19/03(3)	309,997	*	66,666		243,331	*
N Mahboubian & J Chitayat TTEE Chitayat-Mahboubian Family Trust U/A DTD 08/10/2009(4)	833,332	*	699,999	(4)	133,333	*

*	Represents less than 1%.
(1)

Beneficial ownership includes shares of common stock as to which a person or group has sole or shared voting power or dispositive power. Shares of common stock registered hereunder, as well as shares of common stock subject to options, warrants or convertible preferred stock that are exercisable or convertible within 60 days of September 10, 2020, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such shares of common stock, options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

(2)	Percentages are based on 569,068,294 shares of common stock outstanding as of August 14, 2020.
(3)

Jack Chitayat, as trustee of the Chitayat Family Gift Trust dated 12/19/03, has voting and dispositive power over these shares. Jack Chitayat, and entities controlled by Jack Chitayat, collectively own an additional 3,179,997 shares of common stock and warrants to purchase 539,666 shares of common stock.

(4)	Jack Chitayat and Nikoochehr Mahboubian, as trustees of the Chitayat-Mahboubian Family Trust U/A DTD 08/10/2009, have individual and shared voting and dispositive power over these shares.